82-4299

05012831

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 075/2005

November 21, 2005

SUPPL

RECEIVED
2005 NOV 28 A 11:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

PROCESSED
NOV 29 2005

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th

Annex A

1. Financial Statement as of September 30, 2005

2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from September – November 2005

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15/11/2005 17:25

ITD : Operating Results

Translation

With reference to the Company's Financial Statements for the period ending 30th September 2005 submitted to the SET on 14th November 2005.

The Company wishes to advise the SET that the operating results of the Company for nine-month of 2005 show a profit of 789.98 million Baht. This constitutes a change of more than 20 percent from the results for the same period in 2004. The main reasons for this result are the increase of administrative expenses from consolidating financial statements and the interest expenses also increased for financing newly signed construction projects. In nine-month of 2005, there is no reversal of amount due to related party forgiveness as last year.

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14/11/2005 18:15

ITD : Reviewed Quarter 3 and Consolidated F/S (F45-3)

(Reviewed Quarter-3 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Reviewed
Ending 30 September (In thousands)

	Quarter 3		For 9 Months	
Year	2005	2004	2005	2004
Net profit (loss)	262,952	404,149	789,984	1,023,017
EPS (baht)	0.06000	0.11000	0.19000	0.27000

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________
(Mrs.Nijaporn Charanachitta)
Position Senior Executive Vice President

Authorized to sign on behalf of the company

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14/11/2005 13:40

ITD : Signed Contracts

Translation

Italian-Thai Development Public Company Limited
is pleased to inform SET that during Oct - Nov 2005
the Company signed 3 contracts as follows:

Name of Project	Client	Price (Baht) (including VAT)
1. The Construction of 115 KV Submarine Cable Extension to Samui Island, Suratthani Province.	Provincial Electricity Authority	961.91 M

Signing date : Nov 3, 2005
Period of work : 540 days

2. The Construction of Laundry and Staff Building, Amari Orchid Hotel, Chonburi Province.	Amari Co., Ltd.	13.91 M

Signing date : Oct 13, 2005
Period of work :195 days

3. The Construction of M&E Building, Amari Orchid Hotel, Chonburi Province.	Amari Co., Ltd.	16.05 M

Signing date :Oct 5, 2005
Period of work :207 days

The detail of the contract works are as follows:-

1. The Construction of 115 KV Submarine Cable Extension to Samui Island, Suratthani Province.

Description of works:
- Survey and Design for Submarine and In-Land Route,
- Supply 115 KV XLPE Submarine Cable and Accessories.
- Installation of In-Land and Submarine Cable 1.50 m below seabed depth.
- Terminations, Tests and Tests Reports.

2. The Construction of Laundry and Staff Building, Amari Orchid Hotel, Chonburi Province.

Description of works: Construction of 2 storey concrete building with total service area of 1,300 sq.m., including structural work, architectural and M&E system work.

3. The Construction of M&E Building, Amari Orchid Hotel, Chonburi Province.

Description of works: Construction of 3 storey concrete building with total service area of 1,027 sq.m., including structural work, architectural and M&E system work.

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05/10/2005 08:17

ITD : Signed Contracts

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during July - Sep 2005 the Company signed 4 contracts as follows:

Name of Project	Client
1. The Design, Supply, Installation and Commissioning of SDH Transmission Equipment in 21 provinces.	Provincial Electric Authority

Price (Baht) (including VAT) : 42.19 M
Signing date : Sep 30, 2005
Period of work : 365 days

2. The Construction of Car Park from existing 4.5th floor - 8.5th floor, Bangkok	Excise Department

Price (Baht) (including VAT) : 44.00 M
Signing date : Sep 28, 2005
Period of work : 365 days

3. The Construction of underground manholes and conduit from TOT Dindaeng to Vibhavadee Road, Bangkok	TOT Public Co., Ltd.

Price (Baht) (including VAT) : 39.12 M
Signing date : Sep 19, 2005
Period of work : 300 days

4. The Construction of Tourist Port at Phi Phi Island, Krabi Province.	Marine Department

Price (Baht) (including VAT) : 135.90 M
Signing date : July 28, 2005
Period of work : 540 days

The detail of the contract works are as follows:-

1.The Design, Supply, Installation and Commissioning of SDH Transmission Equipment in 21 provinces.

Description of works: Design, Supply, Installation and Commissioning of SDH Transmission Equipment at Lopburi, Singburi, Nakhon Sawan, Phetchabun, Chainat, Uthaithani, Pathumthani, Saraburi, Nakhon Pathom, Suphanburi, Prachuap Khiri Khan, Chumphon, Ranong, Chachoengsao, Chonburi, Trat, Prachinburi, Samut Sakhon, Samut Songkhram, Ratchaburi and Rayong Provinces.

2.The Construction of Car Park from existing 4.5th floor - 8.5th floor, Bangkok.

Description of works: Concrete structural work, architectural, electrical, mechanical work and lifts for 4 storey car park.

3.The Construction of Underground Manholes and Conduit from TOT Dindaeng to Vibhavadee road, Bangkok.

Description of works: 1. Construction of underground manholes - 8 units.
2. Construction of PVC conduit, total length is 669 m.
3. Construction of HDPE conduit, total length is 1,427 m.

4. The Construction of Tourist Port at Phi Phi Island, Krabi Province.
Description of works: 1. Construction of Passenger Pier
2. Construction of Passenger Building and Cargo Pier
3. Construction of Diving Pier
4. Construction of Access Bridge and Boat Pier
5. Installation of Navigated Sign - 7 units
6. Installation of Anchor Buoys - 44 units

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09/09/2005 08:54

ITD : To invest in the newly issued ordinary shares of NWR

Translation

Reference to Italian-Thai Development Public Company Limited's Board resolution No. 2/8/2005 dated August 19, 2005 in respect of an approval to invest in the newly issued ordinary shares offered to private placement investors of Nawarat Patanakarn Public Company Limited ("NWR") in amount of 150 million shares with the offered price of 1 Baht per share, totaling 150 million Baht.

The Company would like to inform SET that the Company has proceeded with the abovementioned investment in NWR on September 7, 2005, accordingly the Company now holds 6.25 percentage of NWR.

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01/09/2005 08:45

ITD : signed contract with the Department of highways

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 29th August 2005, the Company signed a contract with the Department of Highways to proceed with the access road connections to Suvarnabhumi Airport.

The details of the contract are as follows :-

Description of works : 1. The construction of bridges from highway route no. 3256 (Ladkrabang - Wat Kingkaeo - Bangplee section) from the Romklao Interchange Section II and the construction of the flyover bridge across the Kingkaeo Junction to connect with the access road to the Suvarnabhumi Airport.

2. The construction of the roads to connect between the existing roads and the ramps.

3. The installation of the electric lighting.

Contract value : Bt 444.17 M (including VAT)

The period of work : 365 days

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22/08/2005 09:14

ITD : The investment in Nawarat Patanakarn Public Company Limited

Translation

Italian-thai Development Public Company Limited ("The Company") would like to notify information of the resolution of BOD' meeting no. 2/8/2005 date August 19,2005 to approve the Investment in Nawarat Patanakarn Public Company Limited ("NWR ") , the details as follows:

1.Nawarat Patanakarn Public Company Limited

Nawarat Patanakarn Public Company Limited (NWR) is a listed construction company of the Stock Exchange of Thailand which is under a business reorganization plan. On 5 July 2005, the central bankruptcy court approved the amended plan, summarized as follows.

1.1 Write-off of retained loss and decrease of NWR's capital by decreasing the par value from Ten Baht to Two Baht per share;

1.2 Split the par value from Two Baht to One Baht per share to appropriately reflect the par value of the NWR shares;

1.3 Increase of capital by issuing an aggregate of 1,820,534,990 new shares and offering them to the existing shareholders in the proportion of five new shares for one existing share with the offer price of One Baht per share, totaling 1,820,534,990 Baht;

NWR shall receive additional funds of at least 829 million Baht from the increase of capital by offering shares for sale to the existing shareholders or private placement investors (in the case where there are shares remaining from the offering for sale of shares to the existing shareholders). If it is deemed that the procurement of additional funds is successful, 300 million new ordinary shares will be then offered to the private placement investors, and the warrants will be subsequently issued to the specific executives and staff.

1.4 Increase of capital by issuing and offering an aggregate of 300 million new shares to the private placement investors with the offer price of One Baht per share, totaling 300 million Baht; and

1.5 Issuance of warrants to purchase ordinary shares of NWR in an approximate number of 265 million units to specific executives and staff.

2.Investment Plan

According to the business reorganization plan of NWR, ITD will invest in the increase of capital by issuing and offering an aggregate of not exceeding 300 million new shares to the private placement investors with the offer price of One Baht per share. Additionally, ITD will invest in NWR only if the following conditions are fulfilled.

- NWR shall receive additional funds of at least 829 million Baht from the increase of capital by offering shares for sale to the existing shareholders or private placement investors (in the case where there are shares remaining from the offering for sale of shares to the existing shareholders)

- ITD shall get financing support from Bank.

3.Rationale for Investment

1. To be ITD's strategic sub-contractor
2. To provide additional resources for mega and other projects.

4. Investment Amount

150 million Baht

5. Source of Fund

from internal working capital and loan from Bank.

6. Transaction Date

within August 31, 2005

Regarding investment in NWR on this occasion, the Company has considered the transaction size in accordance with the Stock Exchange of Thailand Notification, Re: Rules, Procedures and Disclosure Regarding Acquisition or Disposal of Assets of Listed Companies and found that it is lower than 15 percent. Therefore, the said transaction is not deemed as a transaction requiring a report disclosing a decision made under the said Notification.

The said transaction with NWR is not regarded as a related transaction under the Stock Exchange of Thailand Notification, Re: Disclosure of Information and Operation of Listed Companies Regarding Related Transactions B.E. 2546 (2003).

Please be informed accordingly.

82-4299

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REVIEW REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2005

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: ErnstYoung.Thailand@th.ey.com

Review Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 30 September 2005, the consolidated statements of earnings for the three-month and nine-month periods ended 30 September 2005 and 2004, the consolidated statements of changes in shareholders' equity, and cash flows for the nine-month periods ended 30 September 2005 and 2004, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the following paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The consolidated financial statements for the three-month and nine-month periods ended 30 September 2005 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 0.4% (31 December 2004: 0.4%) and total revenues for three-month and nine-month periods comprising 1.8% and 2.4% of the respective consolidated totals (2004: 2.3% and 4.5%, respectively). These financial statements were prepared based on financial information complied by the management of these joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2004 have already been audited.

Based on my reviews, except for the effects on the financial statements for the three-month and nine-month periods ended 30 September 2005 and 2004 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification to the above financial statements, I draw attention to the following matters: -

(a) As described in Note 15, as at 30 September 2005 and 31 December 2004 the Company had outstanding retention with the company, which operates the skytrain of approximately Baht 403 million and USD 1.7 million (as at 30 September 2005: equivalent to Baht 474 million). This company is currently undergoing a debt restructuring and there is uncertainty as to the amount recoverable by the Company.

(b) As described in Note 20.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. In addition, the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the remaining debt, which outstanding balances as at 30 September 2005 amounted to Baht 2,078 million, after disposal of all of the above assets. There is thus uncertainty as to the extent of the Company's liabilities if the value realisable from the sale of those assets in the future is less than the debt obligation. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

(c) As described in Note 1.1, a joint venture of the Company has obligations under an agreement concerning work on Bangkok's new airport.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2004 in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements under my report dated 23 February 2005, but drew attention to the matters described in paragraphs (a) and (b). The balance sheet as at 31 December 2004, as presented herein for comparative purposes, formed an integral part of the financial statements, which I audited and reported on, based partially on the report of other auditors. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok: 14 November 2005

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2005	31 December 2004	30 September 2005	31 December 2004
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	3,552,630	4,251,394	1,417,269	980,492
Pledged deposits at banks	3	842,987	645,234	822,984	535,964
Trade accounts receivable - net	4	4,555,050	3,274,138	2,397,801	1,993,635
Trade accounts receivable - related parties - net	5	1,548,150	1,161,606	2,315,995	1,996,449
Short-term loans and advances to related parties - net	6	29,454	45,367	1,420,566	806,362
Unbilled receivable		7,214,073	6,639,729	4,216,690	4,457,032
Current portion of accounts receivable - retention		1,833,695	1,299,243	1,377,515	999,460
Inventories and work in progress - net		2,001,351	2,019,111	806,368	782,802
Other current assets					
Withholding tax deducted at source		1,401,731	1,069,387	822,615	700,357
Value added tax refundable		293,368	426,722	-	-
Loans to other company		173,158	215,553	-	-
Advance for machinery, material purchase, and land awaiting development		275,852	198,307	-	-
Current portion of receivable from sale of land		705,589	260,201	-	-
Others		430,039	194,454	114,976	77,230
TOTAL CURRENT ASSETS		24,857,127	21,700,446	15,712,779	13,329,783
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		14,005	70,722	14,005	53,902
Receivable from sale of land, net of current portion		-	594,336	-	-
Investments accounted for under equity method	7.1	269,599	269,109	3,881,675	2,500,015
Other long-term investments	7.2	1,301,878	673,435	1,277,351	645,719
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	8	-	290,333	2,418,170	3,530,725
Property, plant and equipment - net	9	13,787,434	11,390,924	10,182,341	10,164,094
Advances for subcontractors		704,262	421,359	439,460	29,125
Deferred charges		222,709	262,326	-	-
Goodwill		518,431	309,846	-	-
Other non-current assets		127,057	106,152	93,295	68,467
TOTAL NON-CURRENT ASSETS		16,935,339	14,378,506	18,306,297	16,992,047
TOTAL ASSETS		41,792,466	36,078,952	34,019,076	30,321,830

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2005	31 December 2004	30 September 2005	31 December 2004
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	*10*	4,567,841	2,987,861	3,331,952	2,784,106
Current portion of accounts payable - trust receipts		1,136,732	962,116	778,703	830,672
Trade accounts payable		6,710,207	6,909,168	4,245,999	3,990,599
Billing in excess of contract work in progress		373,646	371,415	242,379	371,415
Trade accounts payable - related parties	*11*	1,305,767	1,399,042	1,106,180	1,118,037
Short-term loans and advances from related parties	*12*	1,269,603	282,312	685,410	660,983
Current portion of advances received from customers under construction contracts		2,185,477	3,582,205	1,689,262	1,556,729
Current portion of hire purchases payable		424,949	404,265	423,258	403,551
Current portion of long-term loans	*13*	806,458	745,606	736,390	703,051
Other current liabilities					
Corporate income tax payable		35,275	44,648	-	-
Value added tax payable		-	-	54,354	12,008
Accrued expenses		1,025,760	253,179	224,307	191,787
Current portion of reserve for project expenses		101,330	95,699	101,330	95,699
Account payable to related party - share purchase		56,809	56,809	56,809	56,809
Accounts payable - retention		470,851	408,748	174,104	103,861
Others		423,093	203,377	145,371	113,270
TOTAL CURRENT LIABILITIES		20,893,798	18,706,450	13,995,808	12,992,577
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		95,515	152,530	95,515	152,530
Deferred gain on transferring assets to special purpose vehicle	*20.1*	229,574	229,574	229,574	229,574
Accounts payable - trust receipts, net of current portion		407,082	1,065,484	407,082	1,065,484
Advances received from customers under construction contracts - net of current portion		721,142	350,718	213,431	299,454
Hire purchases payable - net of current portion		902,031	1,147,979	898,277	1,145,795
Long-term loans - net of current portion	*13*	1,845,615	2,764,469	1,134,961	2,383,243
Loan from directors		6,178	11,706	-	-
Provision for loss from investments accounted for under equity method	*7.1*	-	-	635,815	547,016
Other non-current assets		14,321	-	14,321	-
TOTAL NON-CURRENT LIABILITIES		4,221,458	5,722,460	3,628,976	5,823,096
TOTAL LIABILITIES		25,115,256	24,428,910	17,624,784	18,815,673

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2005 (Unaudited but reviewed)	31 December 2004 (Audited)	30 September 2005 (Unaudited but reviewed)	31 December 2004 (Audited)
SHAREHOLDERS' EQUITY					
Share capital	14				
Registered share capital					
4,193,678,180 ordinary shares of Baht 1 each					
(31 December 2004: 4,593,678,180 ordinary shares of Baht 1 each)		4,193,678	4,593,678	4,193,678	4,593,678
Issued and fully paid share capital					
4,193,678,180 ordinary shares of Baht 1 each					
(31 December 2004: 3,738,678,180 ordinary shares of Baht 1 each)		4,193,678	3,738,678	4,193,678	3,738,678
Share premium	14	5,515,363	1,606,625	5,515,363	1,606,625
Unrealised gain on changes in value of investments		70,602	39,331	70,602	39,331
Translation adjustment		(33,746)	(76,837)	(80,138)	(76,837)
Retained earnings					
Appropriated - statutory reserve		325,798	325,798	319,265	319,265
Unappropriated		6,368,989	5,872,562	6,375,522	5,879,095
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		16,440,684	11,506,157	16,394,292	11,506,157
MINORITY INTERESTS - Equity attributable to minority					
shareholders of subsidiaries		236,526	143,885	-	-
TOTAL SHAREHOLDERS' EQUITY		16,677,210	11,650,042	16,394,292	11,506,157
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		41,792,466	36,078,952	34,019,076	30,321,830

The accompanying notes are an integral part of the financial statements.

DIRECTORS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2005 AND 2004

(Unit: Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
	Note	2005	2004	2005	2004
REVENUES					
Revenues from construction services		10,038,000	8,497,669	6,714,643	5,463,558
Interest income		8,865	21,658	18,107	11,470
Gain on exchange		22,544	40,450	26,406	29,263
Others		236,676	239,605	193,241	167,198
TOTAL REVENUES		10,306,085	8,799,382	6,952,397	5,671,489
EXPENSES					
Cost of construction services		9,635,656	7,935,264	6,325,025	5,120,537
Administrative expenses		229,882	259,080	136,159	116,253
TOTAL EXPENSES		9,865,538	8,194,344	6,461,184	5,236,790
EARNINGS FROM OPERATION		440,547	605,038	491,213	434,699
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS		12,934	(48,707)	(1,176)	(44,177)
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		326	7,822	(115,540)	91,375
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		453,807	564,153	374,497	481,897
INTEREST EXPENSES		(167,727)	(96,256)	(111,545)	(76,528)
CORPORATE INCOME TAX	17	(22,041)	(36,009)	-	(1,220)
EARNINGS AFTER INCOME TAX		264,039	431,888	262,952	404,149
NET EARNINGS OF MINORITY INTERESTS		(1,087)	(27,739)	-	-
NET EARNINGS FOR THE PERIOD		262,952	404,149	262,952	404,149
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.06	0.11	0.06	0.11
					(Unit: Thousand shares)
Weighted average number of ordinary shares		4,151,920	3,738,678	4,151,920	3,738,678

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2005 AND 2004

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
REVENUES					
Revenues from construction services		26,590,204	19,206,365	17,909,808	13,139,953
Interest income		44,609	56,744	61,046	25,231
Gain on exchange		55,151	3,334	68,763	-
Others		553,453	377,379	477,497	342,101
TOTAL REVENUES		27,243,417	19,643,822	18,517,114	13,507,285
EXPENSES					
Cost of construction services		25,223,587	17,750,330	16,797,265	12,278,691
Administrative expenses		721,432	578,284	488,127	372,065
Loss on exchange		-	-	-	14,092
TOTAL EXPENSES		25,945,019	18,328,614	17,285,392	12,664,848
EARNINGS FROM OPERATION		1,298,398	1,315,208	1,231,722	842,437
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS		(38,145)	6,901	(45,101)	17,166
REVERSAL OF AMOUNT DUE TO					
RELATED PARTY FORGIVENESS - NET		-	211,702	-	-
LOSS ON IMPAIRMENT OF INVESTMENTS		-	(105,579)	-	-
SHARE OF PROFIT FROM INVESTMENTS ACCOUNTED					
FOR UNDER EQUITY METHOD		2,951	19,447	(76,325)	411,948
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		1,263,204	1,447,679	1,110,296	1,271,551
INTEREST EXPENSES		(410,723)	(245,486)	(320,312)	(205,583)
CORPORATE INCOME TAX	17	(46,014)	(144,065)	-	(42,951)
EARNINGS AFTER INCOME TAX		806,467	1,058,128	789,984	1,023,017
NET EARNINGS OF MINORITY INTERESTS		(16,483)	(35,111)	-	-
NET EARNINGS FOR THE PERIOD		789,984	1,023,017	789,984	1,023,017
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.19	0.27	0.19	0.27
					(Unit: Thousand shares)
Weighted average number of ordinary shares		4,151,920	3,738,678	4,151,920	3,738,678

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2005 AND 2004

(Unit: Thousand Baht)

CONSOLIDATED

	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings		Minority interests	Total
						Statutory reserve	Unappropriated		
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023
Unrealised loss on changes in value of investments		-	-	(94,205)	-	-	-	-	(94,205)
Translation adjustment		-	-	-	82,858	-	-	-	82,858
Items unrealised in earnings statement		-	-	(94,205)	82,858	-	-	-	(11,347)
Net earnings for the period		-	-	-	-	-	1,023,017	-	1,023,017
Dividend paid	*18*	-	-	-	-	-	(186,934)	-	(186,934)
Purchases of investment in subsidiaries during the period		-	-	-	-	-	-	14,034	14,034
Minority interests for the period		-	-	-	-	-	-	35,111	35,111
Decrease in minority interests from additional purchase of investment in a subsidiary		-	-	-	-	-	-	(4,550)	(4,550)
Dividend paid from subsidiary		-	-	-	-	-	-	(1,471)	(1,471)
Balance - as at 30 September 2004		3,738,678	1,606,625	(39,205)	(68,881)	264,922	5,738,933	133,811	11,374,883
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	325,798	5,872,562	143,885	11,650,042
Unrealised gain on changes in value of investments		-	-	31,271	-	-	-	-	31,271
Translation adjustment		-	-	-	43,091	-	-	-	43,091
Items unrealised in earnings statement		-	-	31,271	43,091	-	-	-	74,362
Net earnings for the period		-	-	-	-	-	789,984	-	789,984
Dividend paid	*18*	-	-	-	-	-	(293,557)	-	(293,557)
Ordinary shares issued during the period	*14*	455,000	-	-	-	-	-	-	455,000
Share premium on new ordinary shares	*14*	-	3,908,738	-	-	-	-	-	3,908,738
Purchase of investment in subsidiary during the period	*7.1*	-	-	-	-	-	-	85,966	85,966
Minority interests for the period		-	-	-	-	-	-	16,483	16,483
Dividend paid from subsidiary		-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 30 September 2005		4,193,678	5,515,363	70,602	(33,746)	325,798	6,368,989	236,526	16,677,210

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2005 AND 2004

(Unit: Thousand Baht)

		THE COMPANY ONLY						
				Unrealised gain (loss)		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Total
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	258,389	4,909,383	10,416,336
Unrealised loss on changes in value of investments		-	-	(94,205)	-	-	-	(94,205)
Translation adjustment		-	-	-	82,858	-	-	82,858
Items unrealised in earnings statement		-	-	(94,205)	82,858	-	-	(11,347)
Net earnings for the period		-	-	-	-	-	1,023,017	1,023,017
Dividend paid	18	-	-	-	-	-	(186,934)	(186,934)
Balance - as at 30 September 2004		3,738,678	1,606,625	(39,205)	(68,881)	258,389	5,745,466	11,241,072
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	319,265	5,879,095	11,506,157
Unrealised gain on changes in value of investments		-	-	31,271	-	-	-	31,271
Translation adjustment		-	-	-	(3,301)	-	-	(3,301)
Items unrealised in earnings statement		-	-	31,271	(3,301)	-	-	27,970
Net earnings for the period		-	-	-	-	-	789,984	789,984
Dividend paid	18	-	-	-	-	-	(293,557)	(293,557)
Ordinary shares issued during the period	14	455,000	-	-	-	-	-	455,000
Share premium on new ordinary shares	14	-	3,908,738	-	-	-	-	3,908,738
Balance - as at 30 September 2005		4,193,678	5,515,363	70,602	(80,138)	319,265	6,375,522	16,394,292

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2005 AND 2004

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Cash flows from operating activities				
Net earnings	789,984	1,023,017	789,984	1,023,017
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities: -				
Unrealized gain on exchange	(38,220)	(12,430)	(40,158)	(8,501)
Share of (profit) loss from investments in subsidiaries and joint ventures	-	-	79,276	(431,395)
Share of (profit) loss from investments in associated companies	(2,951)	19,447	(2,951)	19,447
Minority interests	92,641	35,111	-	-
Allowance for doubtful accounts (reversal)	38,145	(6,901)	45,101	(17,166)
Depreciation and amortisation	814,377	654,109	768,540	559,327
Amortisation of goodwill	6,101	513	-	-
Reversal of amount due to related party forgiveness - net	-	(211,702)	-	-
Loss on impairment of investments	-	105,579	-	-
Net earnings before changes in operating assets and liabilities	1,700,077	1,606,743	1,639,792	1,144,729
Operating assets (increase) decrease				
Trade accounts receivable	(1,312,709)	(1,468,953)	(447,574)	(140,414)
Trade accounts receivable - related parties	(393,519)	(1,979,924)	(319,546)	(3,297,588)
Loans and advances to related parties	310,986	(298,858)	503,091	(2,034,790)
Loans to other companies	41,093	74,888	(1,302)	48,692
Unbilled receivable	(574,344)	(1,006,977)	240,342	(1,340,538)
Accounts receivable - retention	(474,309)	(61,501)	(334,732)	(81,939)
Inventories and work in progress	17,760	(742,406)	(23,566)	(463,216)
Withholding tax	(332,344)	128,871	(122,258)	262,194
Valued added tax refundable	133,354	246,154	-	30,958
Advance for subcontractors	(282,903)	(145,072)	(410,335)	(56,835)
Advance for machinery, material purchase				
and land awaiting development	(77,545)	(185,904)	-	-
Receivable from sale of land	148,948	-	-	-
Others receivable	-	(854,537)	-	-
Other current assets	(235,586)	(31,434)	(37,747)	488
Operating liabilities increase (decrease)				
Trade accounts payable	(199,083)	1,611,095	255,400	1,481,030
Trade accounts payable - related parties	(93,220)	355,295	(11,857)	649,975
Billing in excess of contract work in progress	2,231	2,595,355	(129,036)	1,572,098
Accrued expenses	772,581	(72,572)	32,520	40,869
Reserve for projects expenses	(51,384)	(22,306)	(51,384)	(22,304)
Accounts payable - retention	62,103	148,405	70,243	31,592
Valued added tax payable	-	-	42,346	175,473
Advance received from customers under construction contracts	(1,025,856)	1,208,301	46,510	1,258,403
Other current liabilities	210,343	(107,515)	32,101	(78,917)
Other liabilities	14,321	-	14,321	-
Net cash provided by (used in) operating activities	(1,639,005)	997,148	987,329	(820,040)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2005 AND 2004

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Cash flows from investing activities				
Increase in property, plant and equipment - net	(3,210,887)	(2,380,941)	(786,787)	(2,293,945)
Decrease (increase) in deferred charges	39,617	(259,493)	-	-
Increase in investments accounted for under equity method	(212,225)	(135,629)	(1,369,186)	(632,113)
Increase in other long-term investments	(597,172)	(39,688)	(600,361)	(18,102)
Increase (decrease) in share subscription payable	-	(56,119)	-	206,131
Translation adjustment	43,091	82,858	(3,301)	82,858
Decrease (increase) in other assets	(20,905)	13,984	(24,828)	(10,201)
Net cash used in investing activities	(3,958,481)	(2,775,028)	(2,784,463)	(2,665,372)
Cash flows from financing activities				
Decrease (increase) in cash at banks with maturity of more than three months and those pledged	(222,908)	87,974	(321,521)	76,269
Increase in bank overdrafts and loans from financial institutions	1,579,981	1,015,500	547,846	713,883
Increase (decrease) in loans and advances from related parties	987,291	(120,092)	24,427	(6,921)
Increase (decrease) in long-term loans	(858,002)	2,161,561	(1,214,943)	1,963,443
Decrease in hire purchase payable	(193,662)	(215,531)	(196,209)	(1,400)
Increase (decrease) in accounts payable - trust receipts	(483,786)	768,296	(710,371)	707,421
Increase (decrease) in loan from directors	(5,528)	27,507	-	-
Dividend paid	(293,557)	(186,465)	(293,557)	(186,465)
Receipt of increased share capital	4,363,738	-	4,363,738	-
Net cash provided by financing activities	4,873,567	3,538,750	2,199,410	3,266,230
Net increase (decrease) in cash and cash equivalents	(723,919)	1,760,870	402,276	(219,182)
Cash and cash equivalents at beginning of period	4,241,899	1,961,868	980,358	879,018
Cash and cash equivalents at end of period (Note 2)	3,517,980	3,722,738	1,382,634	659,836
Supplemental cash flows information				
Cash paid during the period for: -				
Interest expenses	355,248	254,719	237,729	206,980
Corporate income tax	618,491	489,369	382,033	241,127
Non-cash transactions: -				
Unrealised gain (loss) on changes in value of investments	31,271	(94,205)	31,271	(94,205)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2005

1. GENERAL INFORMATION

1.1 General information

The financial statements of the ITO Joint Venture ("the Joint Venture") are included in the consolidated financial statements in proportion to the 40% interest held by the Company.

Substantial of the construction work on the main passenger terminal building and concourse building, together with the installation of 26 CTX bomb scanners and baggage handling system has been completed on 28 September 2005, meeting the criteria of the condition of the contracts that substantial completion is to be achieved and work handed over to the project owner on 29 September 2005 for use in technical flight testing of the airport. Under the contract the construction work and systems testing work that is not yet completed is to be completed within 6 months from 28 September 2005, or by 28 March 2006, which is the date stipulated for Final Completion. The New Bangkok International Airport Company Limited and its consultants are currently conducting official inspection of the work delivered by the Joint Venture. Such inspection requires manpower and time because this is a large project with a large volume of work and high level of complexity. Therefore, under the conditions of the contract the Joint Venture is not currently in a position whereby it would be fined and the inspection process prior to accepting delivery of the work is still being conducted by the New Bangkok International Airport Company Limited. However, if it is proved that there was a delay due to any fault of the Joint Venture, it will be subject to a fine of Baht 2.5 million per day in accordance with the conditions of the contract, and the Company would be responsible for such fine in proportion to its interest in the Joint Venture, at a rate of Baht 1 million per day.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.3 Basis of consolidation

These interim consolidated financial statements, have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2004, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period except for, the period for the current year, the Company has invested 80.48 percent in ordinary shares of ITD Cementation India Limited (formerly known as "Skanska Cementation India Limited").

The financial statements for the year ended 31 December 2004 of an overseas subsidiary and an overseas joint venture were included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2004 were Baht 1,011 million and no their aggregate revenues for the year then ended.

The consolidated financial statements for the three-month and nine-month periods ended 30 September 2005 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 0.4% (31 December 2004: 0.4%) and total revenues for three-month and nine-month periods comprising 1.8% and 2.4% of the respective consolidated totals (2004: 2.3% and 4.5%, respectively). These financial statements were prepared based on financial information complied by the management of these joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2004 have already been audited.

1.4 Summary of significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year then ended 31 December 2004.

2. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Cash and deposits at banks	3,552,630	4,251,394	1,417,269	980,492
Less: Amounts with maturity of more than 3 months	(34,650)	(9,495)	(34,635)	(134)
Cash and cash equivalents	3,517,980	4,241,899	1,382,634	980,358

3. PLEDGED DEPOSITS AT BANKS

3.1 As at 30 September 2005, approximately Baht 81 million (31 December 2004: Baht 186 million) and approximately Baht 586 million of saving deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects and stand by letter of credit. Furthermore, approximately Baht 123 million (31 December 2004: Baht 122 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 53 million (31 December 2004: Baht 141 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

3.2 As at 31 December 2004, the Company has placed Baht 196 million in an Escrow account, to be reserve for investment in ITD Cementation India Limited (formerly known as "Skanska Cementation India Limited), a construction contractor operating in India and listed on an Indian stock exchange.

4. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 30 September 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Less than 3 months	3,683,201	2,834,813	2,230,428	1,778,762
3 - 6 months	436,415	264,988	83,681	156,466
6 - 12 months	279,391	78,190	13,673	20,928
More than 12 months	1,501,279	1,422,565	1,105,501	1,100,469
Total	5,900,286	4,600,556	3,433,283	3,056,625
Less: Allowance for doubtful accounts	(1,345,236)	(1,326,418)	(1,035,482)	(1,062,990)
Trade accounts receivable - net	4,555,050	3,274,138	2,397,801	1,993,635

The Company has fully set up an allowance for doubtful accounts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue for more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances of related parties as at 30 September 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	697,006	761,288
IOT Joint Venture	-	-	603,793	586,569
ITD - NCC Joint Venture	-	-	42,432	49,257
ITD - NCC Joint Venture (NT-2)	-	-	69,213	62,759
IN Joint Venture	-	-	59,010	43,272
NWR, ITD, CNT & AS Joint Venture	-	-	14,549	35,941
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	81,473	53,803
ITD - VIS Joint Venture	-	-	49,284	47,454
Sumitomo – Italian-Thai Joint Venture	-	-	29,184	46,058
Thai Pride Cement Co., Ltd.	-	-	41,521	39,681
PT. Thailindo Bara Pratama	-	-	36,872	36,872
Italian - Thai International Co., Ltd.	-	-	31,534	33,873
Bhaka Bhumi Development Co., Ltd.	-	-	47,949	14,010
Shimizu - ITD Joint Venture	-	-	36,271	13,164
Shimizu - ITD Joint Venture (2)	-	-	23,580	6,192
Siam Concrete and Brick Products Co., Ltd.	-	-	24,675	10,106
IDS Joint Venture	-	-	20,890	12,714
Others	-	-	64,779	68,026
Total	-	-	1,974,015	1,921,039
Less: Allowance for doubtful accounts	-	-	(21,900)	(21,900)
Net	-	-	1,952,115	1,899,139

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Associated companies				
MCRP Construction Corporation, Philippine	876,678	853,149	828,399	814,134
Others	12,574	7,986	12,213	7,627
Total	889,252	861,135	840,612	821,761
Less: Allowance for doubtful accounts	(815,145)	(796,404)	(766,866)	(757,389)
Net	74,107	64,731	73,746	64,372
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	149,943	2,534	148,090	1,498
Pladaeng Co., Ltd.	58,345	58,345	58,345	58,345
Italthai Industrial Co., Ltd.	40,099	26,010	40,099	26,010
Trevi SPA	-	27,898	-	-
Alcatel Cable France	39,082	21,135	-	-
Medical Device Manufacturer (Thailand) Limited	4,745	4,291	4,745	4,291
Vossloh Infrastructure Services	174	8,546	-	-
Trevi Construction	-	6,284	-	-
Nawarat Patanakarn Plc.	5,231	-	5,231	-
Auo Siam Marine Co., Ltd.	69,639	-	68,095	-
Amari Co., Ltd.	12,890	-	12,890	-
Nam Theun 2 Power Co. Ltd.	153,337	-	-	-
Others	25,577	20,187	24,431	9,343
Total	559,062	175,230	361,926	99,487
Less: Allowance for doubtful accounts	(71,792)	(66,549)	(71,792)	(66,549)
Net	487,270	108,681	290,134	32,938

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	418,204	456,773	-	-
IOT Joint Venture	362,276	351,941	-	-
ITD - NCC Joint Venture	20,792	24,136	-	-
ITD - NCC Joint Venture (NT-2)	27,685	25,104	-	-
NWR, ITD, CNT & AS Joint Venture	10,912	26,956	-	-
IN Joint Venture	28,915	21,203	-	-
Sumitomo – Italian-Thai Joint Venture	14,300	22,569	-	-
IDS Joint Venture	13,579	8,264	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	32,589	21,521	-	-
Shimizu - ITD Joint Venture	21,763	7,898	-	-
Shimizu - ITD Joint Venture (2)	12,026	3,158	-	-
ITD - VIS Joint Venture	17,249	16,609	-	-
Others	6,483	2,062	-	-
Total	986,773	988,194	-	-
Trade accounts receivable - related parties	1,548,150	1,161,606	2,315,995	1,996,449

The aging of outstanding trade accounts receivable – related parties as at 30 September 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Less than 3 months	871,730	785,896	1,277,401	1,374,194
3 - 6 months	210,029	86,062	302,495	139,220
6 - 12 months	239,967	43,436	310,957	91,356
More than 12 months	1,113,359	1,109,165	1,285,698	1,237,517
Total	2,435,085	2,024,559	3,176,551	2,842,287
Less: Allowance for doubtful accounts	(886,935)	(862,953)	(860,556)	(845,838)
Net	1,548,150	1,161,606	2,315,995	1,996,449

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances, which are more than 12 months overdue.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 30 September 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Subsidiaries and joint ventures				
ITD - EGC Joint Venture	-	-	587,695	513,273
PT. Thailindo Bara Pratama	-	-	100,690	210,233
IOT Joint Venture	-	-	60,000	60,000
ITD - NSC Joint Venture	-	-	51,500	-
Shimizu - ITD Joint Venture (2)	-	-	29,096	2,609
Siam Concrete and Brick Products Co., Ltd.	-	-	211,677	-
Bhaka Bhumi Development Co., Ltd.	-	-	356,000	-
Others	-	-	6,424	3,133
Total	-	-	1,403,082	789,248
Associated companies				
MCRP Construction Corporation, Philippines	17,484	17,114	17,484	17,114
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Total	22,084	21,714	22,084	21,714
Less: Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	17,484	17,114	17,484	17,114
Related companies				
(Related by way of common directors)				
Obayashi Corporation	-	24,000	-	-
Italthai Engineering Co.,Ltd.	7,511	-	-	-
Others	4,459	4,253	-	-
Total	11,970	28,253	-	-
Short-term loans and advances to related parties - net	29,454	45,367	1,409,566	806,362

Significant movements in the short-term loans and advances to related parties balances during the nine-month period ended 30 September 2005 are as follows: -

(Unit: Thousand Baht)

	31 December 2004	During the period Increase	During the period Decrease	30 September 2005
Subsidiaries and joint ventures				
ITD - EGC Joint Venture	513,273	74,422	-	587,695
PT. Thailindo Bara Pratama	210,233	-	(109,543)	100,690
ITD - NSC Joint Venture	-	51,500	-	51,500
Shimizu - ITD Joint Venture (2)	2,609	26,487	-	29,096
Siam Concrete and Brick Products Co., Ltd.	-	211,677	-	211,677
Bhaka Bhumi Development Co., Ltd.	-	356,000	-	356,000
Associated company				
MCRP Construction Corporation, Philippines	17,114	370	-	17,484
Related companies				
Obayashi Corporation	24,000	-	(24,000)	-
Italthai Engineering Co., Ltd.	-	7,511	-	7,511

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments accounted for under equity method

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2005	Percentage of shareholding 31 December 2004	Investment Cost 30 September 2005	Investment Cost 31 December 2004	Investment Equity 30 September 2005	Investment Equity 31 December 2004
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(16,037)	(15,044)
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000	(127,952)	(124,246)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	(5,493)	(62,695)
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	(40,719)	(5,768)
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,200,000	99.99	99.99	1,485,000	596,250	1,428,694	570,845
Nha Pralam Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(1,469)	(2,655)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296	81,208	80,793
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000	46,273	63,930
ITD Cementation India Ltd. (formerly known as "Skanska Cementation India Ltd.")	Construction services in India	46 (Million INR)	80.48	-	524,852	-	485,248	-

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2005	31 December 2004	Investment Cost 30 September 2005	31 December 2004	Equity 30 September 2005	31 December 2004
			Percent	Percent				
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689	105,856	104,035
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	109,526	99,421
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	56,371	40,869
Total investments in subsidiaries					2,760,665	1,347,063	2,121,506	749,485
Investments in joint ventures								
ITD - VIS Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	63,268	66,609
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(90,157)	(65,080)
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	7,029	12,613
ITD - EGC Joint Venture	Construction of underground electrical train station in Taiwan	-	55.00	55.00	-	-	41,504	25,806
Sumitomo – Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	22,004	26,120
ITD - NCC Joint Venture	Construction of electrical work on terminal building	-	51.00	51.00	-	-	25,939	19,573
ITD - NCC Joint Venture (NT-2)	Construction of Nam Theun 2 Hydropower Project in Laos	-	60.00	60.00	-	-	5,598	3,739
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-	-	11,919	4,196
ITD - NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50	-	-	(20,955)	34,157
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(229,051)	(227,170)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,688)	(42,306)
ITO Joint Venture	Construction of terminal building and concourse building	-	40.00	40.00	-	-	65,208	78,596
Shimizu - ITD Joint Venture	Contractor for construction of street in Bangladesh	-	40.00	40.00	-	-	89,197	(1,995)
Shimizu - ITD Joint Venture (2)	Contractor for construction of bridge in Laos	-	49.00	49.00	-	-	705	(57)
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	147,566	127,109
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	60,399	91,129
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	(61,294)	27,741
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	46,645	46,643
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	25.00	25.00	-	-	18,493	12,314

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2005	Percentage of shareholding 31 December 2004	Investment Cost 30 September 2005	Investment Cost 31 December 2004	Investment Equity 30 September 2005	Investment Equity 31 December 2004
			Percent	Percent				
Joint Venture Evergreen – Italian-Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	695,951	697,193
Total investments in joint ventures					-	-	857,280	936,930
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less: Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	17,289	17,701
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	27,373	28,237	28,516
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	24,154	26,745
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	13,877	11,341
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Less: Allowance on impairment					(7,800)	(7,800)	(12,301)	(12,301)
					-	-	-	-
Anamarine Construction SDN.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	-	-
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	20.41	20.41	175,000	175,000	110,293	111,030
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	21.06	22.16	71,603	71,603	73,224	71,251
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less: Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					336,033	336,033	267,074	266,584
Total					3,096,698	1,683,096	3,245,860	1,952,999
Add: Allowance for loss from investments under equity method					-	-	635,815	547,016
Total investments accounted for under equity method					3,096,698	1,683,096	3,881,675	2,500,015

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2005	31 December 2004	Investment Cost 30 September 2005	31 December 2004	Equity 30 September 2005	31 December 2004
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					336,033	336,033	267,074	266,584
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (Million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less: Allowance on impairment					(296,700)	(296,700)	(296,700)	(296,700)
					-	-	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525	2,525	2,525
Total					2,525	2,525	2,525	2,525
Total investments accounted for under equity method					338,558	338,558	269,599	269,109

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet reviewed by those companies' auditors.

In the second quarter of the current year, the Company has invested 80.48 percent in ordinary shares of ITD Cementation India Limited (formerly known as "Skanska Cementation India Limited").

7.2 Other long-term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2005	31 December 2004	Investment 30 September 2005	31 December 2004
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less: Allowance on impairment				(247,500)	(247,500)
				-	-
Toyo-Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	446,331	8,420

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2005	Percentage of shareholding 31 December 2004	Investment 30 September 2005	Investment 31 December 2004
		Percent	Percent		
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less: Allowance on impairment				(12)	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	5.45	10.90	54,500	54,500
Less: Allowance on impairment				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less: Allowance on impairment				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	3.51	4.58	47,313	47,313
Less: Allowance on impairment				(47,313)	(47,313)
				-	-
Universal Education Co., Ltd.	Educational services	-	2.22	-	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance	Advance	5,000	5,000
Less: Allowance on impairment		payment	payment	(5,000)	(5,000)
				-	-
Finance One Plc.	Finance business	-	-	585,000	585,000
Less: Allowance on impairment				(585,000)	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	14.14	14.72	325,139	325,139
Add: Unrealised gain from changes in value of investments				69,498	123,558
				394,637	448,697
Cyber Bay Corporation, Philippines	Real estate development	14.63	14.63	185,996	172,735
Less: Unrealised loss from changes in value of investments				(46,495)	(91,515)
				139,501	81,220
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139
Less: Allowance on impairment				(9,139)	(9,139)
				-	-
Nawarat Patanakarn Plc.	Construction services	6.04	-	150,000	-
Add: Unrealised gain from changes in value of investments				43,500	-
				193,500	-
Total investments in other companies				1,277,351	645,719

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2005	31 December 2004	Investment 30 September 2005	31 December 2004
		Percent	Percent		
Consolidated					
Investments in other companies, directly held by the Company				1,277,351	645,719
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less: Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less: Allowance on impairment				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.83	0.86	19,178	19,178
Add: Unrealised gain from changes in value of investments				4,099	7,288
				23,277	26,466
Total				24,527	27,716
Total investments in other companies				1,301,878	673,435

8. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES – NET

The outstanding balances as at 30 September 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	928,400	1,096,880
Bhaka Bhumi Development Co., Ltd.	-	-	376,226	739,124
Siam Concrete and Brick Products Co., Ltd.	-	-	-	323,749
ITD - NCC Joint Venture	-	-	295,290	295,290
ITD - NCC Joint Venture (NT-2)	-	-	-	45,019
Ando and Italian-Thai Development Joint Venture	-	-	220,757	230,400
IDS Joint Venture	-	-	199,500	140,000
IN Joint Venture	-	-	138,720	113,220
Italian-Thai International Co., Ltd.	-	-	106,275	106,275
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	-	105,000	75,000
Thai Ando and Italian-Thai Development Joint Venture	-	-	28,197	33,660
Others	-	-	19,805	41,775
Total	-	-	2,418,170	3,240,392
Associated companies				
Palang Thai Kaowna Co., Ltd.	444,952	461,840	444,952	461,840
Khunka Palang Thai Co., Ltd.	58,889	58,889	58,889	58,889
Mcquay (Thailand) Co., Ltd.	11,788	11,788	11,788	11,788
Total	515,629	532,517	515,629	532,517
Less: Allowance for doubtful accounts	(515,629)	(532,517)	(515,629)	(532,517)
Net	-	-	-	-

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Nam Theun 2 Power Co., Ltd.	-	290,333	-	290,333
Bangkok Mass Transit System Plc.	100,677	99,374	100,677	99,374
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp.	37,691	35,761	-	-
Total	870,444	1,157,544	832,753	1,121,783
Less: Allowance for doubtful accounts	(870,444)	(867,211)	(832,753)	(831,450)
Net	-	290,333	-	290,333
Long-term loans and advances to related companies - net	-	290,333	2,418,170	3,530,725

Significant movements in the long-term loans and advances to related parties balances for the nine-month period ended 30 September 2005 are as follows: -

(Unit: Thousand Baht)

	31 December	During the period		30 September
	2004	Increase	Decrease	2005
Subsidiaries and joint ventures				
ITO Joint Venture	1,096,880	-	(168,480)	928,400
Bhaka Bhumi Development Co., Ltd.	739,124	223,751	(586,649)	376,226
Siam Concrete and Brick Products Co., Ltd.	323,749	900	(324,649)	-
Ando and Italian-Thai Development Joint Venture	230,400	-	(9,643)	220,757
IDS Joint Venture	140,000	59,500	-	199,500
ITD-NCC Joint Venture (NT-2)	45,019	-	(45,019)	-
IN Joint Venture	113,220	36,901	(11,401)	138,720
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	75,000	30,000	-	105,000
Thai Ando and Italian-Thai Development Joint Venture	33,660	-	(5,463)	28,197

(Unit: Thousand Baht)

	31 December 2004	During the period Increase	Decrease	30 September 2005
Associated company				
Palang Thai Kaowna Co., Ltd.	461,840	-	(16,888)	444,952
Related companies				
Nam Theun 2 Power Co., Ltd.	290,333	-	(290,333)	-
Bangkok Mass Transit System Plc.	99,374	1,303	-	100,677
Central Bay Reclamation and Development Corp.	35,761	1,930	-	37,691

9. PROPERTY, PLANT AND EQUIPMENT

As at 30 September 2005, the Company and a subsidiary have mortgaged part of the building with aggregate net book values of Baht 589 million and land of Baht 46 million (31 December 2004: Baht 622 million and Baht 295 million, respectively) with a bank to secure long-term loans from this bank.

As at 30 September 2005, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage Baht 82.9 million (31 December 2004: Baht 82.9 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The short-term loans from banks which amounting to Baht 1,755 million was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 30 September 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Subsidiaries and joint ventures				
IOT Joint Venture	-	-	102,534	235,008
I.C.C.T. Joint Venture	-	-	184,354	184,354
ITO Joint Venture	-	-	36,367	155,163
Italthai Trevi Co., Ltd.	-	-	39,486	103,200
Thai Maruken Co., Ltd.	-	-	72,108	28,423
Siam Concrete and Brick Products Co., Ltd.	-	-	45,290	42,407
ITD - VIS Joint Venture	-	-	40,791	25,645
Asian Steel Product Co., Ltd.	-	-	16,972	13,857
Thai Pride Cement Co., Ltd.	-	-	17,661	11,811
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	17,642	3,297
Others	-	-	22,756	24,511
Total	-	-	595,961	827,676
Associated companies				
MCRP Construction Corporation, Philippines	139,516	131,006	139,516	131,006
Bangkok Steel Wire Co., Ltd.	23,597	21,550	8,281	7,266
Thai Rent All Co., Ltd.	19,816	15,048	19,580	14,345
ATO-Asia Turnouts Ltd.	2,226	2,285	926	486
Others	5,675	5,675	-	-
Total	190,830	175,564	168,303	153,103

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Related companies				
(Related by way of common directors)				
Takenaka Corporation	220,399	237,917	-	-
Obayashi Corporation	208,284	208,403	-	-
Siam Steel Syndicate Co., Ltd.	165,010	82,902	161,347	78,927
Italthai Industrial Co., Ltd.	107,693	51,281	95,592	40,708
Nippon Steel Corporation	-	92,446	-	-
Charoong Thai Wire & Cable Plc.	63,423	19,236	40,628	15,688
Trevi Contractor BV	-	14,795	-	-
Nawarat Patanakarn Plc.	3,080	15,544	848	-
Christiani and Nielsen (Thai) Plc.	2,358	15,136	-	-
Trevi SPA	-	13,237	-	-
Siam Machinery and Equipment Co., Ltd.	3,070	9,941	9	-
A.S. Associate Engineering (1964) Co., Ltd.	1,410	9,343	-	-
Alcatel Contracting GmbH	20,246	21,261	-	-
Nishimatsu Construction	645	13,486	-	-
Italthai Engineering Co., Ltd.	38,636	-	28,612	-
Aquathai Co.,Ltd.	14,759	-	14,759	-
Others	19,019	27,180	121	1,935
Total	868,032	832,108	341,916	137,258
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	61,520	141,005	-	-
I.C.C.T. Joint Venture	138,266	138,266	-	-
ITO Joint Venture	21,820	93,098	-	-
ITD - VIS Joint Venture	14,277	8,976	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	7,057	1,319	-	-
Others	3,965	8,706	-	-
Total	246,905	391,370	-	-
Trade accounts payable - related parties	1,305,767	1,399,042	1,106,180	1,118,037

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 September 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Joint venture				
Joint Venture Evergreen – Italian-Thai – PEWC	-	-	685,410	660,983
Total	-	-	685,410	660,983
Related companies				
Obayashi Corporation	201,092	237,095	-	-
Nishimatsu Construction	563,081	-	-	-
Alcatel Cable France	39,196	39,196	-	-
Nam Theun 2 Power Co., Ltd.	446,221	-	-	-
Others	13	6,021	-	-
Total	1,269,603	282,312	-	-
Short-term loans and advances from related parties	1,269,603	282,312	685,410	660,983

Significant movements in the short-term loans and advances from related companies balances during the nine-month period ended 30 September 2005 are as follows: -

(Unit: Thousand Baht)

	31 December	During the period		30 September
	2004	Increase	Decrease	2005
Joint venture				
Joint Venture Evergreen – Italian-Thai – PEWC	660,983	24,427	-	685,410
Related companies				
Obayashi Corporation	237,095	-	(36,003)	201,092
Nishimatsu Construction	-	563,081	-	563,081
Nam Theun 2 Power Co., Ltd.	-	466,221	-	466,221

13. LONG-TERM LOANS

As at 30 September 2005 and 31 December 2004, the Company and its subsidiaries have outstanding long-term loans as follows: -

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Long-term loans	2,652	3,510	1,871	3,086
Less: Current portion	(806)	(746)	(736)	(703)
Net of current portion	1,846	2,764	1,135	2,383

The loans were secured by the building and land of the Company and its subsidiaries with aggregate net book values of Baht 635 million as at 30 September 2005 (31 December 2004: Baht 917 million), as discussed in Note 9. Parts of long-term loans were secured by the pledge of parts of share certificates of investments in a related company and the deed of hypothecation of certain machinery located overseas.

The loans of the Company and its subsidiaries carry interest at the rate of MLR.

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

14. SHARE CAPITAL

During the first quarter, the Company offered to sell ordinary shares. The details are as follows: -

Offer date	Number of shares	Offer price	Amount	Receipt date
		(Baht per share)	(Baht)	
17 January 2005	400,000,000	9.80	3,920,000,000	24 January 2005
8 February 2005	55,000,000	9.80	539,000,000	10 February 2005
	455,000,000		4,459,000,000	

The Company registered the increase capital with the Ministry of Commerce on 10 February 2005. In addition, the Company has recorded the expenses concerning the offering of its increased share capital of approximately Baht 95 million as deduction in "share premium".

On 20 April 2005, a resolution of an annual general meeting of the Company's shareholders authorised to decrease in the Company's registered share from Baht 4,593,678,180 to Baht 4,193,678,180. The Company registered in its registered share capital with the Ministry of Commerce on 3 May 2005.

15. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sale of equipment	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Mutual agree price
Interest on loans	Mutual agree rate

FOR THE COMPANY ONLY

(Unit: Million Baht)

	For the three-month periods ended 30 September		For the nine-month periods ended 30 September	
	2005	2004	2005	2004
Transactions with subsidiaries and joint ventures				
Construction services and other income	915	4,072	4,149	5,793
Sale of equipment	8	-	16	-
Purchases of construction materials and services	164	236	426	455
Purchases of equipment	10	1	16	44

(Unit: Million Baht)

	For the three-month periods ended 30 September		For the nine-month periods ended 30 September	
	2005	2004	2005	2004
Transactions with associated companies				
Construction services and other income	7	4	31	8
Purchases of construction materials and services	18	14	58	54
Transactions with related companies				
Construction services and other income	389	43	1,075	177
Purchases of construction materials and services	140	56	521	420
Purchases of equipment	20	8	80	28

FOR CONSOLIDATED

(Unit: Million Baht)

	For the three-month periods ended 30 September		For the nine-month periods ended 30 September	
	2005	2004	2005	2004
Transactions with associated companies				
Construction services and other income	11	8	40	16
Purchases of construction materials and services	30	31	87	89
Transactions with related companies				
Construction services and other income	846	2,465	3,285	3,616
Purchases of construction materials and services	557	263	1,147	741
Purchases of equipment	24	8	87	28

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 30 September 2005 and 31 December 2004 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 30 September 2005: equivalent to Baht 474 million) with Bangkok Mass Transit System Public Company Limited, the company which operates the skytrain. This company is currently undergoing debt restructuring. The Company believes that retention will be returned to it in the amount stipulated in that company's debt restructuring plan.

16. COST OF CONSTRUCTION WORK

As at 30 September 2005, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognised for current construction projects, amount to Baht 123,210 million (The Company only: Baht 75,601 million).

17. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's net earnings for three-month and nine-month periods ended 30 September 2005 and 2004 after adding back certain expenses which are disallowable for tax computation purposes and revenue which have not to include as income and deducting tax losses brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the three-month and nine-month periods ended 30 September 2005 and 2004 of its subsidiaries and joint ventures in Thailand have been calculated at the rate on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and revenue which have not to include as income and deducting the tax losses brought forward from previous years.

18. DIVIDEND PAID

Dividends of the Company which were declared in 2005 and 2004 consist of the following:

(Unit: Baht)

	Approved by	Number of share	Dividend per share	Total dividends
Final dividends on 2003 earnings	Annual General Meeting of the shareholders on 2 April 2004	373,867,818	0.50	186,933,909
Total for the period 2004				186,933,909
Final dividends on 2004 earnings	Annual General Meeting of the shareholders on 20 April 2005	4,193,678,180	0.07	293,557,473
Total for the period 2005				293,557,473

19. GUARANTEES

As at 30 September 2005 and 31 December 2004, there were outstanding guarantees of approximately Baht 23,961 million and Baht 17,344 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 30 September 2005 and 31 December 2004, there were guarantees of approximately Baht 8,425 million and 7,887 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

20. COMMITMENTS

20.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preferred shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preferred shares will be allocated to the Company's directors. These creditors comprise of unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing on 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 30 September 2005, the outstanding balances of loans are at amount of Baht 2,078 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

20.2 As at 30 September 2005, the Company, its subsidiaries and its joint ventures had the outstanding commitment of NTD 3,175.8 million, JPY 937.4 million, Baht 3,986.9 million, USD 6.4 million, INR 2,430.6 million, EUR 1.0 million, Kips 10.9 million and AUD 0.8 million in respect of subcontracted work (31 December 2004: NTD 3,084 million, JPY 1,405 million, Baht 5,682 million, USD 0.7 million and EUR 1.4 million).

20.3 As at 30 September 2005 and 31 December 2004, the Company, its subsidiaries and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery, software and related services: -

(Unit: Million)

Currency	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004
THB	119.6	797.6	1.6	193.5
EUR	2.8	1.6	1.7	0.2
JPY	-	58.3	-	19.8
USD	11.1	22.7	0.2	4.3
AUD	-	0.2	-	0.2
NTD	0.6	5.0	0.6	5.0
INR	157.3	39.0	-	39.0
SGD	0.4	-	0.4	-

20.4 As at 30 September 2005, the Company had outstanding commitment of USD 56 million in respect of uncalled portion of investments in a related company.

21. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 101 million (31 December 2004: Baht 55 million). The cases are currently pending for judgment from the civil courts. The management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, no provision has been set aside in the accounts.

22. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month and nine-month periods ended 30 September 2005 and 2004 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

	Consolidated									
	For the three-month periods ended 30 September 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from construction services	8,681	9,283	1,955	424	10,636	9,707	(598)	(1,209)	10,038	8,498
Gross profit	295	568	107	(6)	402	562	-	-	402	562
Gain on exchange									23	40
Other income									246	261
Administrative expenses									(230)	(259)
Reversal of (allowance for) doubtful accounts									13	(48)
Share of profit from investments accounted for under equity method									-	8
Interest expenses									(168)	(96)
Corporate income tax									(22)	(36)
Minority interests									(1)	(28)
Net earnings for the period									263	404

(Unit: Million Baht)

	Consolidated									
	For the nine-month periods ended 30 September 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from construction services	23,569	20,903	5,612	1,316	29,181	22,219	(2,591)	(3,013)	26,590	19,206
Gross profit	1,141	1,276	225	180	1,366	1,456	-	-	1,366	1,456
Gain on exchange									55	3
Other income									598	434
Administrative expenses									(721)	(578)
Reversal of (allowance for) doubtful accounts									(38)	7
Reversal of amount due to related party forgiveness - net									-	212
Loss on impairment of investment									-	(105)
Share of profit from investments accounted for under equity method									3	19
Interest expenses									(411)	(246)
Corporate income tax									(46)	(144)
Minority interests									(16)	(35)
Net earnings for the period									790	1,023

(Unit: Million Baht)

	As at 30 September 2005 and 31 December 2004									
	Local		Overseas		Total		Elimination		Grand total	
	30 September 2005	31 December 2004	30 September 2005	31 December 2004	30 September 2005	31 December 2004	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Property, plant and equipment - net	12,372	10,481	1,330	809	13,702	11,290	85	101	13,787	11,391
Other assets	28,964	28,914	6,503	2,757	35,467	31,671	(7,462)	(6,983)	28,005	24,688
Total assets	41,336	39,395	7,833	3,566	49,169	42,961	(7,377)	(6,882)	41,792	36,079

23. FINANCIAL INSTRUMENTS

23.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

23.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and its cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with financial institutions, overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

23.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for accounts payable for spareparts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 30 September 2005 are summarised below: -

Currency	Million	Forward contract exchange rate
EUR (buy)	0.3	49.13 - 49.42
JPY (buy)	171.0	0.38

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 30 September 2005 which were unhedged.

	CONSOLIDATED (Net)				
	EUR million	USD million	JPY million	Kips million	SGD million
Trade accounts payable	0.1	1.0	2,295.6	-	0.8
Trade accounts payable - related parties	0.3	-	-	-	-
Advance received from customers under construction contract	-	-	294.2	-	-
Assets in foreign currencies	0.7	49.2	1,908.2	416.5	1.9
Retention payable	0.3	-	66.3	-	-

	THE COMPANY ONLY (Net)				
	EUR million	USD million	JPY million	Kips million	SGD million
Hire purchases payable	-	-	2,281.5	-	-
Assets in foreign currencies	0.7	49.2	906.9	416.5	1.1

The Group will earn future revenues in foreign currencies in an amount of approximately USD 26 million, INR 21,178 million, PHP 446 million, NTD 4,947 million and JPY 1,728 million.

In addition, the Group is exposed to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

23.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful accounts.

24. RECLASSIFICATION

Certain amounts in the financial statements for the previous period, as presented herein for comparative purpose, have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

25. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.